

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2024

Jennifer S. Buell, Ph.D.
Chief Executive Officer
MiNK Therapeutics, Inc.
149 Fifth Street, Suite 500
New York, NY 10010

   Re: MiNK Therapeutics, Inc.
     Registration Statement on Form S-3
     Filed August 13, 2024
     File No. 333-281522

Dear Jennifer S. Buell, Ph.D.:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jimmy McNamara at 202-551-7349 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Zachary R. Blume